Exhibit 99.2

I am pleased to announce that a proposal to amend the Mentor Graphics Corporation 1982 Stock Option Plan to permit a one-time, voluntary stock option exchange program (“Option Exchange”) for our eligible employees will be submitted to the company’s shareholders for their approval at a Special Meeting of Shareholders scheduled for December 14, 2009.

We have historically granted stock options as a component of our compensation programs because we believe stock options encourage our employees to act as owners, which helps align their interests with those of shareholders and encourages them to act in the shareholders’ interests and share in our success. Like many companies, we have experienced a decline in our stock price as a result of the global financial and economic crisis. As a result, many of our employees hold stock options that have exercise prices that exceed the current market price of our common stock.

If we receive shareholder approval, the Option Exchange will allow us to give eligible employees a one-time opportunity to exchange certain outstanding stock options for a lesser amount of new restricted stock units (RSUs). Our executives who are subject to the provisions of Section 16 of the Securities Exchange Act of 1934 and members of our Board of Directors will be excluded from participating in the Option Exchange.

More information about the Option Exchange and RSUs is provided in the attached Frequently Asked Questions (“FAQ”), including:

•	who will be eligible to participate;
•	which stock options might qualify;
•	how the exchange of certain stock options will work;
•	vesting schedule of the new RSUs; and
•	when the Option Exchange may take place.

Additional information about the proposed Option Exchange is available in our proxy statement filed with the Securities and Exchange Commission (“SEC”) on November 12, 2009. For access to the proxy statement, please visit http://www.mentor.com/company/investor_relations/ or www.sec.gov. Unfortunately, due to SEC regulations, we cannot provide further written information regarding the option exchange unless the text is also filed with the Securities and Exchange Commission; therefore, we will not communicate any additional information at this time.

If we receive the necessary approval of the shareholders and the Compensation Committee of our Board of Directors, we will send additional detailed information about the terms of the Option Exchange to eligible employees at the time the Option Exchange begins.

Wally